CORNERSTONE THERAPEUTICS INC.

1255 Crescent Green Drive, Suite 250

Cary, North Carolina

August 6, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Cornerstone Therapeutics Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the three months ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on August 6, 2013. Such disclosure begins on page 33 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

/s/ Andrew K. W. Powell
Andrew K. W. Powell
Executive Vice President, General Counsel and Secretary